KT Winery Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

KT Winery, Inc.
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Novo Ckg x4354	0.78
1010 Wells Fargo Ckg x8432	49,542.08
Total Bank Accounts	**$ 49,542.86**
Other Current Assets	
1300 Inventory Asset	123,101.19
1500 Shareholder Loan	
1510 Shareholder Loan - Kristin Hines	14,835.28
Total 1500 Shareholder Loan	**$ 14,835.28**
Total Other Current Assets	**$ 137,936.47**
Total Current Assets	**$ 187,479.33**
TOTAL ASSETS	**$ 187,479.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	51,428.06
Total Accounts Payable	**$ 51,428.06**
Other Current Liabilities	
2200 Sales Tax Payable	191.36
2500 Loans Payable	
2520 SAFE Note	
J Mac Metals (Adam Baze) 10/20/2021	100,000.00
Mincey-Mata Investments - 6/2/2021	100,000.00
Olivia Steele - 6/16/2021	10,000.00
Total 2520 SAFE Note	**$ 210,000.00**
Total 2500 Loans Payable	**$ 210,000.00**
Total Other Current Liabilities	**$ 210,191.36**
Total Current Liabilities	**$ 261,619.42**
Total Liabilities	**$ 261,619.42**
Equity	
3100 Shareholder Distributions/Contributions	0.00
3800 Retained Earnings	
Net Income	-74,140.09
Total Equity	**-$ 74,140.09**
TOTAL LIABILITIES AND EQUITY	**$ 187,479.33**

KT Winery, Inc.
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Novo Ckg x4354	70.78
1010 Wells Fargo Ckg x8432	110.44
1020 Bank of America Ckg x4635	4,141.19
1072 Bill.com Money Out Clearing	0.00
Total Bank Accounts	**$ 4,322.41**
Accounts Receivable	
1200 Accounts Receivable (A/R)	20,686.94
Total Accounts Receivable	**$ 20,686.94**
Other Current Assets	
1100 Undeposited Funds	0.00
1300 Inventory Asset	82,225.73
1400 Paypal Clearing	425.44
1450 Shopify Clearing	-43.65
1451 Shopify Manual Payments Balance	581.83
1453 Shopify Pending Payments Balance	-5.54
1455 Third Party Gateway Balance	447.12
Total 1450 Shopify Clearing	**$ 979.76**
1500 Shareholder Loan	
1510 Shareholder Loan - Kristin Hines	-50.72
1520 Shareholder Loan - Macie Mincey	-2,850.00
Total 1500 Shareholder Loan	**-$ 2,900.72**
1600 Small Bus Sec Card Collateral	1,500.00
Total Other Current Assets	**$ 82,230.21**
Total Current Assets	**$ 107,239.56**
TOTAL ASSETS	**$ 107,239.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	29,274.87
Total Accounts Payable	**$ 29,274.87**
Credit Cards	
Bank of America Cash Rewards x8446	1,074.30
Total Credit Cards	**$ 1,074.30**
Other Current Liabilities	
2200 Sales Tax Payable	-1,747.62

2201 Shopify Sales Tax Collected		1,809.03
2202 California Department of Tax and Fee Administration Payable		78.94
2203 Colorado Department of Revenue Payable		48.00
2204 Colorado, Denver Payable		57.72
2240 Out Of Scope Agency Payable		0.00
Total 2200 Sales Tax Payable	**$**	**246.07**
2400 Shopify Gift Cards		490.00
2500 Loans Payable		0.00
2520 SAFE Note		
J Mac Metals (Adam Baze) 10/20/2021		100,000.00
Li Hawkins - 3/10/2021		25,000.00
Mathew Belcher - 11/7/2021		25,000.00
Mathew Belcher - 4/1/2022		25,000.00
Mincey-Mata Investments - 11/7/2021		25,000.00
Mincey-Mata Investments - 2/28/2022		25,000.00
Mincey-Mata Investments - 3/18/2022		50,000.00
Mincey-Mata Investments - 6/2/2021		100,000.00
Nekolle Eddie - 3/1/2022		25,007.80
Olivia Steele - 6/16/2021		10,000.00
Robert Mincey - 5/18/2022		25,000.00
Total 2520 SAFE Note	**$**	**435,007.80**
Total 2500 Loans Payable	**$**	**435,007.80**
District of Columbia Office of Tax and Revenue Payable		17.28
North Carolina Department of Revenue Payable		0.00
Shopify Loan		3,899.23
Total Other Current Liabilities	**$**	**439,660.38**
Total Current Liabilities	**$**	**470,009.55**
Total Liabilities	**$**	**470,009.55**
Equity		
3100 Shareholder Distributions/Contributions		0.00
3800 Retained Earnings		-74,140.09
3900 Opening Balance Equity		41,400.00
Net Income		-330,029.90
Total Equity	**-$**	**362,769.99**
TOTAL LIABILITIES AND EQUITY	**$**	**107,239.56**

Tuesday, Jul 18, 2023 02:24:16 PM GMT-7 - Accrual Basis

KT Winery, Inc.
Profit and Loss
January - December 2021

	Total
Income	
4000 Retail Sales	494.32
4010 Wine Sales - Retail	11,875.98
Total 4000 Retail Sales	$ 12,370.30
4400 Event Revenue	3,295.61
4800 Returns	-284.97
4850 Discounts	-1,289.36
Total Income	$ 14,091.58
Cost of Goods Sold	
5000 Wine Cost of Goods Sold	
5020 Grapes, Bottles, Packaging	-13,009.23
Total 5000 Wine Cost of Goods Sold	-$ 13,009.23
5200 Shipping & Freight	
5210 Shipping	5,998.10
5220 Freight	150.00
Total 5200 Shipping & Freight	$ 6,148.10
5300 Fulfillment Fees	1,200.00
Total Cost of Goods Sold	-$ 5,661.13
Gross Profit	$ 19,752.71
Expenses	
6000 Sales & Marketing	
6200 Research & Development	1,129.18
6500 Tradeshows & Networking Events	176.92
6600 Website Hosting & Maintenance	714.07
6700 Content Creation & Photography	5,000.75
6850 Business Gifts	86.02
Total 6000 Sales & Marketing	$ 7,106.94
7000 General & Administrative	
7200 Office Expenses	646.62
7210 Office Supplies & Expense	2,723.78
7220 Rent & Lease	4,741.19
7240 Software & Apps	5,295.82
7250 Postage and Delivery	80.56
Total 7200 Office Expenses	$ 13,487.97
7300 Personnel	
7310 Payroll & Benefits	
7319 Payroll Tax Expenses	4.00
Total 7310 Payroll & Benefits	$ 4.00
7330 Payroll Service Fees	330.40

7390 Outside Service		4,212.40
7395 Guaranteed Payments		
7396 Kristin Hines		24,445.60
Total 7395 Guaranteed Payments	**$**	**24,445.60**
Total 7300 Personnel	**$**	**28,992.40**
7400 Legal & Professional Services		10,123.25
7500 Travel		13,020.74
7600 Other Operating Expenses		
7610 Bank Charges & Fees		
7611 Wire Fees & Bank Charges		61.99
7612 Merchant Service Fees		27.20
Total 7610 Bank Charges & Fees	**$**	**89.19**
7640 Dues & Memberships		292.38
7650 Insurance		1,172.00
7660 Meals & Entertainment		2,778.12
7680 Interest Paid		11.13
Total 7600 Other Operating Expenses	**$**	**4,342.82**
7700 Taxes & Permits		
7720 State Taxes		50.00
7760 Business Permits & Licenses		16,768.68
Total 7700 Taxes & Permits	**$**	**16,818.68**
Total 7000 General & Administrative	**$**	**86,785.86**
Total Expenses	**$**	**93,892.80**
Net Operating Income	**-$**	**74,140.09**
Net Income	**-$**	**74,140.09**

Tuesday, Jul 18, 2023 02:26:30 PM GMT-7 - Accrual Basis

KT Winery, Inc.
Profit and Loss
January - December 2022

	Total
Income	
4000 Retail Sales	
4010 Wine Sales - Retail	48,136.45
Total 4000 Retail Sales	**$ 48,136.45**
4100 Wholesale Revenue	
4110 Wine Sales - Wholesale	42,738.31
Total 4100 Wholesale Revenue	**$ 42,738.31**
4600 Shipping Income	3,626.89
4800 Returns	-2,035.40
4850 Discounts	-9,931.25
4999 Uncategorized Income	50.00
Shopify Adjustments	-89.41
Total Income	**$ 82,495.59**
Cost of Goods Sold	
5000 Wine Cost of Goods Sold	0.00
5020 Grapes, Bottles, Packaging	46,860.20
Total 5000 Wine Cost of Goods Sold	**$ 46,860.20**
5200 Shipping & Freight	
5210 Shipping	65,966.76
5220 Freight	2,219.70
Total 5200 Shipping & Freight	**$ 68,186.46**
5400 Storage	14,845.33
5500 Event Production Costs	11,739.17
5600 Wine Software & Fulfillment	1,840.00
5700 Inventory Adjustment	100,476.21
5900 Other Cost of Goods Sold	0.00
Total Cost of Goods Sold	**$ 243,947.37**
Gross Profit	**-$ 161,451.78**
Expenses	
6000 Sales & Marketing	917.45
6100 Digital Marketing	12,011.65
6200 Research & Development	450.09
6300 Licensing Fee	1,227.73
6500 Tradeshows & Networking Events	1,474.25
6600 Website Hosting & Maintenance	1,295.74
6700 Content Creation & Photography	15,632.39
6750 Promotional Material	1,776.45
6800 Sales Commission	3,167.91
6825 Sampling & Tasting	598.85

6850 Business Gifts		711.82
6900 Outside Service - Marketing		47,944.63
Total 6000 Sales & Marketing	**$**	**87,208.96**
7000 General & Administrative		
7200 Office Expenses		
7210 Office Supplies & Expense		2,212.50
7220 Rent & Lease		830.79
7240 Software & Apps		8,976.47
7250 Postage and Delivery		60.16
7270 Small Equipment and Furniture		1,482.96
Total 7200 Office Expenses	**$**	**13,562.88**
7300 Personnel		
7330 Payroll Service Fees		482.21
7390 Outside Service		15,729.04
7395 Guaranteed Payments		
7396 Kristin Hines		750.00
Total 7395 Guaranteed Payments	**$**	**750.00**
Total 7300 Personnel	**$**	**16,961.25**
7400 Legal & Professional Services		2,500.00
7410 Legal Expense		11,086.50
7420 Tax & Audit		6,794.94
Total 7400 Legal & Professional Services	**$**	**20,381.44**
7500 Travel		23,512.71
7600 Other Operating Expenses		
7610 Bank Charges & Fees		
7611 Wire Fees & Bank Charges		294.51
7613 Shopify Fees		537.68
7614 QuickBooks Payments Fees		140.30
7615 PayPal Fees		267.21
7616 Application fees		15.00
Total 7610 Bank Charges & Fees	**$**	**1,254.70**
7640 Dues & Memberships		468.91
7650 Insurance		
7651 General Liability		1,586.00
Total 7650 Insurance	**$**	**1,586.00**
7660 Meals & Entertainment		784.71
7680 Interest Paid		460.17
Total 7600 Other Operating Expenses	**$**	**4,554.49**
7700 Taxes & Permits		
7760 Business Permits & Licenses		2,513.15
Total 7700 Taxes & Permits	**$**	**2,513.15**
Total 7000 General & Administrative	**$**	**81,485.92**
Total Expenses	**$**	**168,694.88**

Net Operating Income	**-$**	**330,146.66**
Other Income		
8010 Interest Income		0.78
8020 Credit Card Cash Bank		115.98
Total Other Income	**$**	**116.76**
Net Other Income	**$**	**116.76**
Net Income	**-$**	**330,029.90**

Tuesday, Jul 18, 2023 02:26:07 PM GMT-7 - Accrual Basis

KT Winery, Inc.
Statement of Cash Flows
January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-74,140.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1300 Inventory Asset	-123,101.19
1510 Shareholder Loan:Shareholder Loan - Kristin Hines	-14,835.28
2000 Accounts Payable (A/P)	51,428.06
2200 Sales Tax Payable	191.36
Loans Payable:SAFE Note:J Mac Metals (Adam Baze) 10/20/2021	100,000.00
Loans Payable:SAFE Note:Mincey-Mata Investments - 6/2/2021	100,000.00
Loans Payable:SAFE Note:Olivia Steele - 6/16/2021	10,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 123,682.95**
Net cash provided by operating activities	**$ 49,542.86**
FINANCING ACTIVITIES	
3100 Shareholder Distributions/Contributions	0.00
Net cash provided by financing activities	**$ 0.00**
Net cash increase for period	**$ 49,542.86**
Cash at end of period	**$ 49,542.86**

Tuesday, Jul 18, 2023 02:29:02 PM GMT-7

KT Winery, Inc.
Statement of Cash Flows
January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-330,029.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	-20,686.94
1300 Inventory Asset	40,875.46
1400 Paypal Clearing	-425.44
1450 Shopify Clearing	43.65
1451 Shopify Clearing:Shopify Manual Payments Balance	-581.83
1453 Shopify Clearing:Shopify Pending Payments Balance	5.54
1455 Shopify Clearing:Third Party Gateway Balance	-447.12
1510 Shareholder Loan:Shareholder Loan - Kristin Hines	14,886.00
1520 Shareholder Loan:Shareholder Loan - Macie Mincey	2,850.00
1600 Small Bus Sec Card Collateral	-1,500.00
2000 Accounts Payable (A/P)	-22,153.19
Bank of America Cash Rewards x8446	1,074.30
2200 Sales Tax Payable	-1,938.98
2201 Sales Tax Payable:Shopify Sales Tax Collected	1,809.03
2202 Sales Tax Payable:California Department of Tax and Fee Administration Payable	78.94
2203 Sales Tax Payable:Colorado Department of Revenue Payable	48.00
2204 Sales Tax Payable:Colorado, Denver Payable	57.72
2240 Sales Tax Payable:Out Of Scope Agency Payable	0.00
2400 Shopify Gift Cards	490.00
2500 Loans Payable	0.00
District of Columbia Office of Tax and Revenue Payable	17.28
Loans Payable:SAFE Note:Li Hawkins - 3/10/2021	25,000.00
Loans Payable:SAFE Note:Mathew Belcher - 11/7/2021	25,000.00
Loans Payable:SAFE Note:Mathew Belcher - 4/1/2022	25,000.00
Loans Payable:SAFE Note:Mincey-Mata Investments - 11/7/2021	25,000.00
Loans Payable:SAFE Note:Mincey-Mata Investments - 2/28/2022	25,000.00
Loans Payable:SAFE Note:Mincey-Mata Investments - 3/18/2022	50,000.00
Loans Payable:SAFE Note:Nekolle Eddie - 3/1/2022	25,007.80
Loans Payable:SAFE Note:Robert Mincey - 5/18/2022	25,000.00
North Carolina Department of Revenue Payable	0.00
Shopify Loan	3,899.23
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 243,409.45**
Net cash provided by operating activities	**-$ 86,620.45**
FINANCING ACTIVITIES	
3900 Opening Balance Equity	41,400.00
Net cash provided by financing activities	**$ 41,400.00**
Net cash increase for period	**-$ 45,220.45**
Cash at beginning of period	49,542.86
Cash at end of period	**$ 4,322.41**

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KT Winery Inc.
Statement of Changes in Equity


	Year 2022	Year 2021
Beginning Balance	$41,400.00	$0.00
Net Income (Loss)	-$330,029.90	-$74,140.09
Shareholder Distributions/Contributions	$0.00	$0.00
Ending Balance	-$288,629.90	-$74,140.09

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Unaudited


KT Winery Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

KT Winery Inc. (the "Company") was originally organized as a Colorado LLC on August 13, 2020. On July 22, 2022, the Company converted to a Delaware C-Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.